ALLIS-CHALMERS
5075 Westheimer, Suite 890, Houston, TX 77056
713-369-0550      Fax: 713-369-0555
July 6, 2006
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549
Attention:           H. Roger Schwall, Assistant Director

Re:	Allis-Chalmers Energy Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed June 13, 2006
File No. 333-133874

Form 10-K for the fiscal year ended December 31, 2005
Filed March 22, 2006
File No. 1-02199

Ladies and Gentlemen:
     We have received your letter dated June 30, 2006, addressed to Mr. Victor M. Perez, Chief Financial Officer of Allis-Chalmers Energy Inc. (“Allis-Chalmers”), pursuant to which you provided comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on Amendment No. 1 to our Registration Statement on Form S-1 (File No. 333-133874) (the “Registration Statement”), as well as comments from the Staff on our Annual Report on Form 10-K for the fiscal year ended December 31, 2005 filed March 22, 2006 (the “2005 Annual Report”). In response to the Staff’s comments, (a) we have filed today Amendment No. 2 to the Registration Statement (the “Registration Statement Amendment”), (b) we are furnishing our proposed amendments to our 2005 Annual Report (the “10-K Amendment”) for your review and comment prior to filing and (c) we are submitting this response letter to you.
     For your convenience, the comments contained in your comment letter are set forth below verbatim in italicized text. Our responses appear below in the plain text following the copies of your comments.

Securities and Exchange Commission
Division of Corporation Finance
July 6, 2006

Form S-1/A Filed June 13, 2006
General
1.	Please provide currently dated consent from each the independent registered accountants in the next amendment.
Our response.
We have included in the Registration Statement Amendment currently dated consents from each of the independent registered accountants.
Unaudited Pro Forma As Adjusted Consolidated Financial Information, page 29
2.	We note that you have presented certain transaction in your pro forma as adjusted consolidated statements of operations as if they occurred on January 1, 2006. Please revise your presentation to reflect them as though they occurred as of the beginning of the fiscal year presented. Refer to Rule 11-02(b)(6) of Regulation S-X.
Our response.
We have revised our pro forma presentation to reflect transactions as if they had occurred on January 1, 2005.
Notes to Unaudited Pro Forma As Adjusted Consolidated Condense Financial Statements, page 35
3.	Please expand your description of your purchase acquisitions to identify and disclose, by acquisition:
•	the nature and the amount of each source of purchase consideration;

•	the purchase price allocation;

•	net tangible assets and liabilities acquired;

•	identifiable intangible assets;

•	fair value adjustments to net tangible and intangible assets and liabilities; and,

•	the costs and fees of the acquisition.
Refer to Rule 11-02(a) of Regulation S-X.

Securities and Exchange Commission
Division of Corporation Finance
July 6, 2006

Our response.
We have revised our disclosure on pages 29 through 39 of the Registration Statement to address the points specified in your comment.
4.	To the extent the purchase price allocation is preliminary, expand your disclosure to indicate this. Provide management’s assessment as to whether material differences from actual are expected. Consider the guidance contained in SAB Topic 2:A.7 if you believe that the final purchase allocation will result in a materially different presentation than the one presented, including amortization periods and methods.
Our response.
We have revised our disclosure on pages 29 and 30 of the Registration Statement Amendment to clarify that (a) the purchase price allocations for our acquisitions of Rogers and DLS are preliminary, (b) the purchase price allocations for our other acquisitions are not preliminary and (c) we do not expect any material differences between the presented and final purchase price allocations.
5.	Please revise notes to disclose your assumptions used to determine your interest expense pro forma adjustments, including the amount of debt and interest rates. Please address each of the following:
•	Clarify whether or not the rate use is your current interest rate or the interest rate for which you have a commitment.

•	If actual interest rates in the transaction can vary from those depicted, disclosure the effect on income of a 1/8 percent variance in interest rates.

•	If a rate other than your current or committed rate is used, include prominent disclosure of the basis of presentation and the anticipated effects of the current interest rate environment in the introduction to the pro forma financial statements and wherever pro forma information is provided.

•	Disclose in a footnote to your pro forma financial statements the future maturities of pro forma long-term debt.
Our response.
We have revised our footnote disclosure on pages 37 through 39 of the Registration Statement to address the points specified in your comment.

Securities and Exchange Commission
Division of Corporation Finance
July 6, 2006

6.	We have reviewed your response to prior comment number two. It appears that you need to remove your pro forma adjustments to historical eliminate director fees, as these do not appear to be directly attributable to the transaction.
Our response.
We have removed the pro forma adjustments that gave effect to the elimination of directors fees.
7.	Please expand your note disclosure to specifically identify additional costs, if any, which are contractual and directly attributable to the merger transaction. While these costs are not of a recurring nature and should not be included in an adjustment to arrive at pro forma net income, we believe their disclosure will provide readers with a more comprehensive understanding of the impact of this transaction.
Our response.
There are no such nonrecurring additional costs, and accordingly, we have not expanded our footnote disclosure in this regard.
8.	We have reviewed your revised disclosure regarding the bonus payments. Please explain in greater detail how this additional payment was considered in your determination of the purchase price of Specialty. Please also clarify whether or not the payment of these bonuses was required by the purchase agreement and a condition to closing. We may have further comment.
Our response.
We considered the obligation to pay these bonuses as part of the purchase price for our acquisition of Specialty. The payment of these bonuses was required pursuant to Section 2.7 of the Stock Purchase Agreement applicable to this acquisition, a copy of which is filed as Exhibit 10.33 to our Annual Report on Form 10-K for the year ended December 31, 2005. Also, pursuant to Section 8.2 of that agreement, payment of these bonuses was a condition to closing the acquisition. Specialty’s obligation to pay these bonuses appears as a liability on its December 31, 2005 balance sheet. When we purchased all of Specialty’s stock, we assumed this obligation, along with all of Specialty’s other liabilities. Please see our revised disclosure regarding payment of these bonuses appearing on pages 31 and 39 of the Registration Statement Amendment.

Securities and Exchange Commission
Division of Corporation Finance
July 6, 2006

9.	Disclose the rate used to calculate the pro forma tax adjustment and state, if true, that the rate used is the statutory rate in effect during the periods presented. Refer to Rule 11-02(b), Instruction (7).
Our response.
We have added footnote F on page 38 of the Registration Statement Amendment, which discloses that we are applying a statutory tax rate of 35% for the presented periods and adjusting that rate for the effect of net operating losses available to us.
Financial Statements
Consolidated Condensed Income Statements, page F-50
10.	We note that you have reported a separate line item for stock based compensation. Please revise your presentation to classify these costs consistently with cash-based compensation. Refer to SAB Topic 14:F which can be located on our website at:
http://www.sec.gov/interps/account/sab107.pdf.
Our response.
We have revised the disclosure on page F-50 of the Registration Statement Amendment to classify stock based compensation in a manner consistent with cash based compensation. Specifically, we have reclassified $83,000 of stock based compensation expense as direct costs included in cost of revenue, and the remaining $859,000 of stock based compensation expense is included in general and administrative expenses. Please also see our revised disclosure in the last paragraph appearing on page 46 of the Registration Statement Amendment.
Acquisition Financial Statements — Capcoil Tubing Services, Inc.
Statements of Cash Flows, page F-84
11.	We note your response to our prior comment number six. It is unclear to us why your application of the indirect method for determining cash flows adjusts the year end change in inventory and accounts payable for amounts paid during the period. In particular with regard to accounts payable since the entire balance at year end should represent amounts that are unpaid. Your approach appears to adjust accounts payable for timing of cash payments, but only for those items that are capitalized in Plant and Inventory. Please tell us why you believe this is an appropriate application of the indirect method for determining operating cash flows. Please refer to Appendix A of SFAS 95 for illustrative examples of the indirect method.

Securities and Exchange Commission
Division of Corporation Finance
July 6, 2006

Our response.
We believe the 2004 statement of cash flows for Capcoil Tubing Services, Inc. was prepared in a manner that does not comply strictly with the guidance under SFAS 95. However, we have recalculated the cash flows from the operating and investing activities in compliance with SFAS 95 and determined that the difference between the two methods is immaterial to the Capcoil statement of cash flows and has no effect on the Capcoil income statement and balance sheet. Furthermore, the difference has no effect on the Allis-Chalmers pro-forma financial statements. Consequently, the 2004 Capcoil financial statements have not been restated. We have set forth below a summary of the 2004 statement of cash flows, as prepared by Capcoil and audited by its independent accounting firm prior to our acquisition of Capcoil, and as would appear according to our application of SFAS 95, which supports our conclusion:

	Per Capcoil	Under SFAS 95
Net Cash Provided by Operating Activities	$636,833	$607,583
Net Cash Used in Investing Activities	$(462,998)	$(433,748)
Net Cash Provided by Financing Activities	$128,982	$128,982
Net increase in Cash	$302,817	$302,817
Unaudited Pro Forma As Adjusted Consolidated Financial Information, page F-162
12.	Include an introductory paragraph that briefly sets forth a description of the transaction, the entities involved, and the periods for which the pro forma information is presented, as required by 11-02(b)(2) of Regulation S-X. We note your related disclosure on page 29.
Our response.
We have revised the disclosure beginning on page F-162 to include the introductory paragraphs mentioned in your comment.

Securities and Exchange Commission
Division of Corporation Finance
July 6, 2006

Form 10-K for the Fiscal Year Ended, December 31, 2005
Financial Statements
Consolidated Statements of Operations, page 48
13.	We note your response to our prior comment number 13. Please clarify if any amounts for post-retirement medical costs that you have reflected separately on the face of your Statement of Operations relate to employees whose salaries and benefit expenses are otherwise captured in your “Direct costs” line item.
Our response.
We confirm that our “Direct costs” line item does not include any salary, benefit or other expenses relating to the persons to whom the post-retirement medical costs relate. These persons are not our employees; they were employees of our predecessor company prior to our bankruptcy; and accordingly, these post-retirement medical costs do not relate to our products and services.
Nature of Business and Summary of Significant Accounting Polices
Revenue Recognition, page 53
14.	We note your response to our prior comment number 14. Please expand your revenue recognition disclosures to quantify the amount of revenues included in your financial statements for “lost-in-hole” or “irreparably damaged” equipment.
Our response.
As noted under the caption “Revenue Recognition” on page 9 of our proposed 10-K Amendment, in response to this comment, we intend to expand our revenue recognition disclosure to quantify the amount of revenues included in our financial statements for “lost-in-hole” or “irreparably damaged” equipment.
*      *      *      *
     We are filing the Registration Statement Amendment and this letter today via EDGAR in compliance with the instruction set forth in your comment letter. We are also supplementally furnishing our proposed 10-K Amendment, which we plan to file upon completion of the Staff’s review process.

Securities and Exchange Commission
Division of Corporation Finance
July 6, 2006

     If you have any further comments, please contact the undersigned by telephone at (713)369-0550 or by fax at (713) 369-0555, with a copy to Henry Havre of Andrews Kurth LLP, by fax at (713) 238-7279. We thank you in advance for your prompt consideration of our responses.

Very truly yours, ALLIS-CHALMERS ENERGY INC.
By:	/s/ Victor M. Perez
Victor M. Perez

Enclosures

cc:	Carmen Moncada-Terry, SEC Kevin Stertzel, SEC Jill Davis, SEC Robert V. Jewell, Andrews Kurth LLP Henry Havre, Andrews Kurth LLP Bruce Czachor, Shearman & Sterling LLP